

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 17, 2017

<u>Via E-mail</u>
Mr. Graeme David Pitkethly
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

      RE: Unilever N.V.
            Form 20-F for the Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 1-4547

            Unilever PLC
            Form 20-F for the Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 1-4546

Dear Mr. Pitkethly:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Accounting Branch Chief
               Office of Manufacturing and Construction